UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Capital Trust, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

   14052H100
(CUSIP Number)

Joseph Macnow
Vornado Realty L.P.
888 Seventh Avenue
New York, New York 10019
(212) 894-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e),
13d-1(f), or 13d-1(g), check the following box [__]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

(Page 1 of 7 Pages)

CUSIP No. 14052H100	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vornado Realty L.P. I.R.S. Identification No.: 13-3925979
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,424,474 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,424,474 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,424,474 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (1)(2)(3)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 1,424,474 shares of Common Stock which Vornado Realty L.P. acquired upon conversion of securities held previously by it, as more fully described in Item 4. The number has been adjusted to reflect the one-for-three reverse stock split effected by the Issuer on April 2, 2003.

(2)	Following the issuance of 1,424,474 shares of Common Stock to Vornado Realty L.P.
(3)	Based upon 12,544,161 shares outstanding as of August 5, 2004, as reported on the cover of Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 16, 2004.
CUSIP No. 14052H100	13D	Page 3 of 7 Pages

RELATING TO THE COMMON STOCK OF
CAPITAL TRUST, INC.

        Vornado Realty L.P. (“VRLP”) hereby amends its Statement on Schedule 13D filed with respect to the Class A Common Stock, par value $.01 per share (the “Common Stock”), of Capital Trust, Inc., a Maryland corporation (the “Issuer”). This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) should be read in conjunction with the Statement on Schedule 13D of VRLP filed with respect to common shares of Capital Trust (the “Predecessor”) on August 7, 1998 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D of VRLP filed with respect to Common Stock of the Issuer on May 23, 2000, by Amendment No. 2 to Schedule 13D of VRLP filed with respect to Common Stock of the Issuer on March 10, 2003, and by Amendment No. 3 to Schedule 13D of VRLP filed with respect to the Common Stock of the Issuer on May 10, 2004 (as so amended, the “Schedule 13D”). This Amendment No. 4 amends the Schedule 13D only with respect to the items listed below. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

        Any disclosures made herein with respect to persons other than VRLP are made on information and belief after making appropriate inquiry.

Item 2.  Identity and Background.

        Appendix A to the Schedule 13D is amended and restated in its entirety as attached hereto.

             (a-c) and (f). This Statement is being filed by VRLP, a Delaware limited partnership. The managing general partner of VRLP is the Trust. Additional information concerning the Trust and each Trustee and executive officer of the Trust is set forth in Appendix A hereto.

             The Trust is a fully integrated equity real estate investment trust. The Trust conducts its business through, and substantially all of its interests in properties are held by, VRLP. The Trust is the sole general partner of VRLP and owned approximately 86.6% of the common limited partnership interest in VRLP at June 30, 2004. The business address of each of VRLP and the Trust is 888 Seventh Avenue, New York, New York 10019.

             (d) and (e). Neither VRLP nor the Trust, and to the best knowledge of VRLP and the Trust none of the persons listed in Appendix A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following two paragraphs at the end thereof:

CUSIP No. 14052H100	13D	Page 4 of 7 Pages

             By letter dated August 18, 2004, the Issuer gave notice to Wilmington Trust Company, in its capacity as institutional trustee (the “Trustee”) of CT Convertible Trust I, that the Issuer had elected to redeem on September 30, 2004, all of the outstanding Convertible Debentures and instructed the Trustee to apply the entire proceeds from the redemption to the redemption of the Convertible Amount and, in connection therewith, to give notice to holders of the New Preferred Securities of the redemption of such securities in full on September 30, 2004, at 100% of the Convertible Amount, plus accrued and unpaid interest thereon to, but excluding, the date of redemption. As a result, VRLP elected to convert its entire holdings of New Preferred Securities into 1,424,474 shares of Common Stock. VRLP was issued 1,424,474 shares of Common Stock as of September 22, 2004.

             VRLP plans to hold the Common Stock acquired upon the conversion of Convertible Debentures and the Convertible Amount of New Preferred Securities, as an investment. VRLP intends to continue to review its investment in the Common Stock and, from time to time depending upon certain factors, may determine to acquire through open market purchases or otherwise, additional shares of Common Stock of the Issuer, or may determine to sell the Common Stock.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

             (a) and (b). To the best knowledge of VRLP, there were 12,544,161 shares of Common Stock outstanding as of August 5, 2004 (as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004). As of the date hereof, VRLP is the record owner of and beneficially owns 1,424,474 shares of Common Stock, which represent approximately 10.2% of the Common Stock issued and outstanding (this calculation includes in the number of outstanding shares the 1,424,474 shares of Common Stock issued to VRLP upon its conversion of the Convertible Amount of the New Preferred Securities). VRLP has the sole power to vote or to direct the vote of the shares of Common Stock acquired by it.

             Neither VRLP (except as reported herein) nor the Trust, and, to the best knowledge of VRLP and the Trust, none of the persons listed in Appendix A to the 13D owns any Common Stock.

             (c) Except as described in Item 4 above, during the last 60 days, no transactions in the Common Stock were effected by VRLP, the Trust, or, to the best knowledge of VRLP and the Trust, by any of the persons listed in Appendix A to the 13D.

CUSIP No. 14052H100	13D	Page 5 of 7 Pages

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to Schedule 13D is true, complete and correct.

Dated: October 4, 2004

VORNADO REALTY L.P.
By:	Vornado Realty Trust, its general partner
By:	/s/ JOSEPH MACNOW

	Name: Title:	Joseph Macnow Executive Vice President – Finance and Administration and Chief Financial Officer
CUSIP No. 14052H100	13D	Page 6 of 7 Pages

APPENDIX A

The following is a list of trustees and executive officers of Vornado Realty Trust, their residence or business address, their present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted.

Name	Residence or Business Address	Present Principal Occupation or Employment

Steven Roth (Trustee of Vornado)	Vornado Realty Trust 888 Seventh Avenue New York, New York 10019	Chairman of the Board and Chief Executive Officer of Vornado, 888 Seventh Avenue, New York, New York 10019; managing general partner of Interstate Properties (“Interstate”), a partnership engaged in real estate and other investments, c/o Vornado Realty Trust, Seventh Avenue, New York, New York 10019.

Michael D. Fascitelli (Trustee of Vornado)	Vornado Realty Trust (see address above)	President of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Robert P. Kogod (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Trustee of Archstone-Smith Trust, 9200 E. Panorama Circle, Ste. 400, Englewood, CO 80112.

David M. Mandelbaum (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Member of the law firm of Mandelbaum & Mandelbaum, P.C., 80 Main Street, West Orange, New Jersey 07052; a general partner of Interstate (see details above).

Stanley Simon (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Owner of Stanley Simon and Associates, management and financial consultants, 70 Pine Street, Room 3301, New York, New York 10270.

Robert H. Smith (Trustee of Vornado)	Vornado Realty Trust (see address above)	Chairman of the Charles E. Smith Commercial Realty Division of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019; Trustee of Archstone-Smith Trust, 9200 E. Panorama Circle, Ste. 400, Englewood, CO 80112.

Ronald G. Targan (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	President of Malt Products Corporation of New Jersey, a producer of malt syrup, 88 Market Street, Saddle Brook, New Jersey 07663.

CUSIP No. 14052H100	13D	Page 7 of 7 Pages

Richard R. West (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Dean Emeritus, Leonard N. Stern School of Business, New York University, Henry Kaufman Management Center, 44 West Fourth Street, New York, New York 10012.

Russell B. Wight, Jr. (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	A general partner of Interstate (see details above).

Melvyn H. Blum	Vornado Realty Trust (see address above)	Executive Vice President — Development of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Michelle Felman	Vornado Realty Trust (see address above)	Executive Vice President — Acquisitions of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

David R. Greenbaum	Vornado Realty Trust (see address above)	President of the New York City Office Division of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Christopher Kennedy	Vornado Realty Trust (see address above)	President of the Merchandise Mart Division of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Joseph Macnow	Vornado Realty Trust (see address above)	Executive Vice President — Finance and Administration and Chief Financial Officer of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Sandeep Mathrani	Vornado Realty Trust (see address above)	Executive Vice President — Retail Real Estate of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Mitchell N. Schear	Vornado Realty Trust (see address above)	President of Charles E. Smith Commercial Realty of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Wendy Silverstein	Vornado Realty Trust (see address above)	Executive Vice President — Capital Markets of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.